BLANKINSHIP VALUE FUND

A Series of Blankinship Funds, Inc.

February 25, 2010

Division of Investment Management

United States Securities and Exchange Commission

Washington, D.C.  20549

Re: Blankinship Funds, Inc. (File Nos. 333-106627 and 811-21387)

Dear Sir or Madam:

I am submitting an amendment to the registration statement of Blankinship Funds, Inc. in accordance with Rule 485 (A) under the Investment Company Act, to be effective 60 days after filing, or sooner if declared effective by your office.  I apologize that I was unable to file this amendment 60 days in advance of my 2/28/10 renewal date (based on 10/31/09 fiscal year end); I only recently became aware that an “A” filing is required.

The primary purpose of this filing is to comply with the new “summary” prospectus rule, and to provide updated financial information for the Fund’s fiscal year ended October 31, 2009.  As a result of the new rule, the changes to the Prospectus are extensive and I am not detailing them individually.  Changes to the Statement of Additional Information are listed below.

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Updated Director & Officer table of information on page 14 to show current years of service, and the next page to show current investments in the Fund by directors.

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Updated section “Control Persons and Principal Shareholders” on page 17 to reflect current holdings.

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Updated “Investment Advisor” section on page 18 to reflect fees paid to the Advisor, and waivers.

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Updated “Brokerage Allocation and Other Practices” which begins on page 20.

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Updated reference to current annual report in “Financial Statements” section on page 22.

If you provide an email address, I will forward a “redline” version of the SAI and Part C.

I appreciate your feedback and assistance with this filing.  For any questions or concerns you may have, I can be reached at (703) 356-6121, or by email to rex@blankinship.com.

Sincerely,

/s/ Rex Blankinship

Rex Blankinship, Ph.D., CPA

President

1210 South Huntress Court   •   McLean, VA 22102   •   703 356 6121  •   800 240 9631  •   Fax: 703 356 6121